Exhibit 99.1

Olink reports third quarter 2022 financial results

UPPSALA, Sweden, November 10, 2022 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) ("Olink") (Nasdaq: OLK) today announced its unaudited financial results for the third quarter of 2022.

Highlights

- Third quarter 2022 revenue totaled $31.8 million, representing year over year growth of 59% on a reported basis and 68% on a constant currency adjusted like-for-like basis
- Total Explore customer installations reached 40, with 11 installations during the third quarter
- Signature Q100 placements reached 63, with 12 additional placements during the third quarter
- Explore revenue of $21.7 million accounted for 68% of total third quarter revenue, with Explore Kit revenue totaling $10.6 million, or 49% of total Explore revenue
- Third quarter kits revenue and analysis services revenue represented 42% and 48% of total revenue, respectively
- Third quarter 2022 adjusted EBITDA was ($1.7) million, with a net loss of ($1.3) million; compared to third quarter 2021 adjusted EBITDA of ($7.5) million and net loss of ($5.5) million
- Expects full year 2022 revenue to be in the range of $138 million to $142 million; representing strong growth of 45% to 49%; with constant currency revenue expected near the top end of this range, and reported revenue expected near the bottom end of this range when including unexpected foreign currency headwinds

"The strengths of the Olink platform are clearly resonating with customers across all major proteomics use cases, and in all major therapeutic areas from high-plex to low-plex; academia, biopharma, and service providers," said **Jon Heimer, CEO of Olink**. "Olink achieved additional major milestones as well, including reaching the 1,000th publication highlighting the use of PEA technology, and the launch of Olink Insight to customers and collaborators globally."

Third quarter financial results

"Our third quarter benefited from very robust revenue growth, favorable product mix, and strong progress toward key financial objectives, even as foreign exchange headwinds were stronger than anticipated," said **Oskar Hjelm, CFO of Olink**. "As we consider Olink's future, the combination of further disciplined investment into the organization plus our strong growth prospects, should help drive our return to sustained profitability next year, and long-term value creation."

Total revenue for the third quarter of 2022 was $31.8 million, as compared to $20.0 million for the third quarter of 2021, growing 59% year over year.

Third quarter 2022 kits revenue of $13.4 million represented 42% of total revenue, versus 26% in the second quarter. Kits yearly revenue growth of 265% was led by very strong performance from Explore.

Analysis services revenue for the third quarter of 2022 was $15.1 million, flat year-over-year.

Other revenue was $3.2 million for the third quarter of 2022, as compared to $1.2 million for the third quarter of 2021, with Signature Q100 providing the largest contribution.

By geography, revenue during the third quarter of 2022 was $12.4 million in Americas, $15.0 million in EMEA (including Sweden), and $4.4 million in China and RoW (including Japan).

Adjusted EBITDA was ($1.7) million for the third quarter of 2022, as compared to ($7.5) million for the third quarter of 2021.

1 Olink press release | Third quarter 2022 report

2 Olink press release I Third quarter 2022 report Adjusted gross profit was $21.8 million in the third quarter of 2022, as compared to $13.1 million in the third quarter of 2021; and reported gross profit was $21.0 million in the third quarter of 2022, as compared to $12.4 million in the third quarter of 2021. By segment, adjusted gross profit margin for kits was 89% for the third quarter of 2022, as compared to 91% for the third quarter of 2021; and reported gross profit margin for kits was 87% for the third quarter of 2022, as compared to 88% for the third quarter of 2021. Third quarter 2022 adjusted gross profit margin for analysis services was 55% as compared to 59% in the third quarter of 2021; and reported gross profit margin for analysis services was 51% as compared to 55% in the third quarter of 2021. The decline in analysis services margin was driven by fulfillment of the UKB-PPP. Third quarter 2022 adjusted gross profit margin and reported gross profit margin for Other was 49%; versus third quarter 2021 adjusted gross profit margin and reported gross profit margin of 74%. Total operating expenses for the third quarter of 2022 were $29.0 million, as compared to $24.1 million for the third quarter of 2021. The increase was largely due to continued investment in the Company’s organization overall. Net loss for the third quarter of 2022 was ($1.3) million, as compared to a net loss of ($5.5) million for the third quarter of 2021. Net loss per share for the third quarter of 2022 was ($0.01) based on a weighted average number of outstanding shares of 119,098,118; as compared to a net loss per share of ($0.05) in the third quarter of 2021 based on a weighted average number of outstanding shares of 119,007,062. 2022 guidance Olink expects full year 2022 revenue to be in the range of $138 million to $142 million; representing strong growth of 45% to 49%; with constant currency revenue expected near the top end of this range, and reported revenue expected near the bottom end of this range when including unexpected foreign currency headwinds. Webcast and conference call details Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call are required to register online here. A live webcast will be available in the “Events” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event. Olink investor day On November 14th, 2022, from 11:00 am to 2:30 pm ET, Olink will host an investor day, providing direct access to key opinion leaders and collaborators from leading academic centers and industry, highlighting exciting research and development settings where Olink is a meaningful contributor. The agenda will also include Olink's perspectives on the considerable progress made in proteomics over the past year, major commercial initiatives ongoing at the Company, and our planning for continued strength in the market. 2023 annual general meeting of shareholders Olink will hold its 2023 annual general meeting of shareholders in Uppsala, Sweden, on April 17, 2023. Shareholders are entitled to have items addressed at the annual general meeting if the request has been submitted to the Board of Directors not later than seven weeks prior to the annual general meeting. Statement regarding use of non IFRS financial measures

3 Olink press release I Third quarter 2022 report We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non- IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure. We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue. Investor contact Jan Medina, CFA VP Investor Relations & Capital Markets Mobile: +1 617 802 4157 jan.medina@olink.com Media contact Andrea Prander Corporate Communications Manager Mobile: +46 768 775 275 andrea.prander@olink.com Forward-looking statements This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2022 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F (Commission file number 001-40277) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law. About Olink Olink Holding AB (Nasdaq: OLK) is a company dedicated to acceleraWng proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,	
Amounts in thousands of U.S. Dollars	**2022**	**2021**	**2022**	**2021**
Revenue	**$ 31,772**	**$ 19,974**	**$ 81,963**	**$ 51,290**
Cost of goods sold	(10,785)	(7,565)	(30,589)	(18,384)
Gross profit	**20,987**	**12,409**	**51,374**	**32,906**
Selling expenses	(11,240)	(9,035)	(31,293)	(21,718)
Administrative expenses	(11,998)	(11,086)	(40,391)	(35,669)
Research and development expenses	(6,443)	(4,210)	(19,761)	(13,419)
Other operating income	725	276	1,292	1,039
Operating loss	**(7,969)**	**(11,646)**	**(38,779)**	**(36,861)**
Interest, net	(112)	(57)	(367)	(2,010)
Foreign exchange, net	6,427	4,853	16,906	(648)
Other financial expenses	-	18	-	(1,738)
Loss before tax	**(1,654)**	**(6,832)**	**(22,240)**	**(41,257)**
Income tax benefit	366	1,361	3,960	10,890
Net loss for the period	**$ (1,288)**	**$ (5,471)**	**$ (18,280)**	**$ (30,367)**
(Attributable to shareholders of the Parent)				
Basic and diluted loss per share	**$ (0.01)**	**$ (0.05)**	**$ (0.15)**	**$ (0.37)**
Other comprehensive (loss)/income:				
Items that may be reclassified to profit or loss:				
Exchange differences from translation of foreign operations	(31,989)	(16,703)	(84,378)	(24,089)
Other comprehensive (loss)/income for the period, net of tax	(31,989)	(16,703)	(84,378)	(24,089)
Total comprehensive (loss)/income for the period, net of tax	(33,277)	(22,174)	(102,658)	(54,456)
Total comprehensive (loss)/income for the period	**$ (33,277)**	**$ (22,174)**	**$(102,658)**	**$ (54,456)**
(Attributable to shareholder of the Parent)				

4 Olink press release | Third quarter 2022 report

5 Olink press release I Third quarter 2022 report INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) Amounts in thousands of U.S. Dollars As of September 30, 2022 As of December 31, 2021 ASSETS Non-current assets Intangible assets 243,257 308,124 Property, plant and equipment 13,409 12,696 Right-of-use asset 9,608 8,778 Deferred tax assets 12,106 9,091 Other long-term receivables 347 422 Total non-current assets $ 278,727 $ 339,111 Current assets Inventories 35,742 28,940 Trade receivables 30,088 42,061 Other receivables 7,277 4,094 Prepaid expenses and accrued income 9,200 7,476 Cash at bank and in hand 77,126 118,096 Total current assets $ 159,433 $ 200,667 TOTAL ASSETS $ 438,160 $ 539,778 EQUITY Share capital 30,988 30,964 Other contributed capital 511,867 506,008 Reserves/(Deficit) (82,670) 1,701 Accumulated losses (81,284) (62,997) Total equity attributable to shareholders of the Parent $ 378,901 $ 475,676 LIABILITIES Non-current liabilities Lease liabilities 6,764 5,427 Deferred tax liabilities 21,427 27,092 Total non-current liabilities $ 28,191 $ 32,519 Current liabilities Lease liabilities 2,355 2,952 Accounts payable 10,422 8,668 Current tax liabilities 1,419 314 Other current liabilities 16,872 19,649 Total current liabilities $ 31,068 $ 31,583 Total liabilities $ 59,259 $ 64,102 TOTAL EQUITY AND LIABILITIES $ 438,160 $ 539,778

6 Olink press release I Third quarter 2022 report INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) Nine months ended September 30, Amounts in thousands of U.S. Dollars 2022 2021 Operating activities Loss before tax $ (22,240) $ (41,257) Adjustments reconciling loss before tax to operating cash flows: Depreciation and amortization 13,034 11,176 Net finance expense/(income) (16,425) 4,396 Loss on sale of assets 401 36 Share-based compensation expense 5,826 636 Other (94) - Changes in working capital: (Increase) in inventories (13,194) (6,723) Decrease in accounts receivable 7,738 9,194 Decrease/(Increase) in other current receivables (6,435) (8,804) Increase/(Decrease) in trade payables 3,281 (1,041) (Decrease) in other current liabilities (555) (1,821) Interest received 40 - Interest paid (407) (2,192) Tax paid (937) (2,618) Cash flow used in operating activities $ (29,967) $ (39,018) Investing activities Purchase of intangible assets (1,060) (4,338) Purchase of property, plant and equipment (5,115) (4,784) Proceeds from sale of property, plant and equipment - 145 Decrease/(Increase) in other non-current financial assets 56 (301) Cash flow used in investing activities $ (6,119) $ (9,278) Financing activities Proceeds from issue of share capital 24 264,706 Share issue costs - (19,484) Proceeds from interest-bearing loans and borrowings - 2,311 Repayment of interest-bearing loans and borrowings - (65,627) Payment of principal portion of lease liability (2,144) (1,952) Cash flow (used in)/from financing activities $ (2,120) $ 179,954 Net cash flow during the period (38,206) 131,658 Cash at bank and in hand at the beginning of the period 118,096 8,655 Net foreign exchange difference (2,764) (157) Cash at bank and in hand at the end of the period $ 77,126 $ 140,156

Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended September 30,		Nine months ended September 30,	
Amounts in thousands of U.S. Dollars unless otherwise stated	**2022**	**2021**	**2022**	**2021**
Kit				
Revenue	13,395	3,668	24,535	11,534
Cost of goods sold	(1,696)	(456)	(3,120)	(1,673)
Kit Gross Profit	**$ 11,699**	**$ 3,212**	**$ 21,415**	**$ 9,861**
Kit Gross Profit %	**87.3%**	**87.6%**	**87.3%**	**85.5%**
Less:				
Depreciation charges	142	116	410	317
Share-based compensation expenses	42	-	122	-
Kit Adjusted Gross Profit	**$ 11,883**	**$ 3,328**	**$ 21,947**	**$ 10,178**
Kit Adjusted Gross Profit %	**88.7%**	**90.7%**	**89.5%**	**88.2%**
Service				
Revenue	15,132	15,123	49,623	36,528
Cost of goods sold	(7,444)	(6,806)	(23,369)	(15,473)
Service Gross Profit	**$ 7,688**	**$ 8,317**	**$ 26,254**	**$ 21,055**
Service Gross Profit %	**50.8%**	**55.0%**	**52.9%**	**57.6%**
Less:				
Depreciation charges	605	575	1,888	1,575
Share-based compensation expenses	23	-	112	-
Service Adjusted Gross Profit	**$ 8,316**	**$ 8,892**	**$ 28,254**	**$ 22,630**
Service Adjusted Gross Profit %	**55.0%**	**58.8%**	**56.9%**	**62.0%**
Other				
Revenue	3,245	1,183	7,805	3,228
Cost of goods sold	(1,645)	(303)	(4,100)	(1,238)
Gross Profit	**$ 1,600**	**$ 880**	**$ 3,705**	**$ 1,990**
Gross Profit %	**49.3%**	**74.4%**	**47.5%**	**61.6%**
Less:				
Depreciation charges	-	-	-	-
Share-based compensation expenses	-	-	-	-
Other Adjusted Gross Profit	**$ 1,600**	**$ 880**	**$ 3,705**	**$ 1,990**
Other Adjusted Gross Profit %	**49.3%**	**74.4%**	**47.5%**	**61.6%**

7 Olink press release | Third quarter 2022 report

8 Olink press release I Third quarter 2022 report Reconciliation of constant currency revenue growth to revenue growth as reported under IFRS, the most directly comparable IFRS measure (unaudited): We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period. Three months ended September 30, Amounts in thousands of U.S. Dollars 2022 2021 Revenue $31,772 $19,974 Revenue growth (IFRS) 59% Foreign exchange impact -9% Constant currency revenue growth 68% Reconciliation of consolidated adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited): Three months ended September 30 Nine months ended September 30, Amounts in thousands of U.S. Dollars unless otherwise stated 2022 2021 2022 2021 Revenue 31,772 19,974 81,963 $ 51,290 Cost of goods sold (10,785) (7,565) (30,589) (18,384) Consolidated Gross Profit $ 20,987 $ 12,409 $ 51,374 $ 32,906 Consolidated Gross Profit % 66.1% 62.1% 62.7% 64.2% Less: Depreciation charges 748 691 2,298 1,892 Share-based compensation expenses 65 - 234 - Consolidated Adjusted Gross Profit $ 21,800 $ 13,100 $ 53,906 $ 34,798 Consolidated Adjusted Gross Profit % 68.6% 65.6% 65.8% 67.8% Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited): Three months ended September 30, Nine months ended September 30, Amounts in thousands of U.S. Dollars 2022 2021 2022 2021 Operating (loss) (7,969) (11,646) (38,779) (36,861) Add: Amortization 2,708 2,650 8,530 8,098 Depreciation 1,532 1,106 4,504 3,078 EBITDA (3,729) (7,890) (25,745) (25,685) Management adjustments 189 39 990 7,861 Share-based compensation 1,808 335 5,962 636 Adjusted EBITDA $ (1,732) $ (7,516) $ (18,793) $ (17,188)